# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: MGO Global Inc., CIK 0001902794
CUSIP: 55317F207
Title of class of securities: Common Stock, $.00001 par value
Address of issuer's principal executive offices: 813 NE 17TH TERRACE,, UNIT A, FORT LAUDERDALE, Florida (FL), 33304
Date of event which requires filing of this statement: 12/23/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001288478

## Reporting persons
- BIGGER CAPITAL FUND L P: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 921,000; sole dispositive power 0; shared dispositive power 921,000; aggregate amount beneficially owned 921,000 (9.99% of the class)
- Bigger Capital Fund GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 921,000; sole dispositive power 0; shared dispositive power 921,000; aggregate amount beneficially owned 921,000 (9.99% of the class)
- Bigger Michael: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 921,000; sole dispositive power 0; shared dispositive power 921,000; aggregate amount beneficially owned 921,000 (9.99% of the class)

## Item 1. Issuer
Name of issuer: MGO Global Inc.
Address of issuer's principal executive offices: 1515 SE 17th Street, Suite 121 #460236, Fort Lauderdale, FL 33346

## Item 2. Person Filing
Name of person filing:
Bigger Capital Fund, LP ("Bigger Capital")

Bigger Capital Fund GP, LLC ("Bigger GP")

Michael Bigger

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."
Address of principal business office or, if none, residence:
Bigger Capital Fund, LP
2250 Red Springs Drive
Las Vegas, NV 89135

Bigger Capital Fund GP, LLC
2250 Red Springs Drive
Las Vegas, NV 89135

Michael Bigger
2250 Red Springs Drive
Las Vegas, NV 89135
Citizenship:
Bigger Capital Fund, LP
Citizenship: Delaware

Bigger Capital Fund GP, LLC
Citizenship: Delaware

Michael Bigger
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of December 23, 2024, Bigger Capital beneficially owned 521,000 shares of Common Stock and 421,000 shares of the Issuer's Common Stock issuable upon the exercise of Pre-Funded Warrants exercisable within 60 days. The amounts do not include 339,000 shares of the Issuer's common stock issuable upon the exercise of Pre-Funded Warrants nor 1,260,000 warrants, which are subject to a 9.99% beneficial ownership limitation. The percentage set forth on Row (11) of the cover page for the reporting person is based on 9,219,001 shares of common stock outstanding after the offering upon the Issuer's Prospectus Supplement filed under Rule 424(b)(4) with the Securities and Exchange Commission on December 26, 2024.

Bigger GP, as the general partner of Bigger Capital, may be deemed to beneficially own the Issuer's securities described herein.

Mr. Bigger, as the managing member of Bigger GP may be deemed to beneficially own the Issuer's securities described herein.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of any shares of Common Stock owned by another Reporting Person. Each of Bigger GP and Mr. Bigger disclaims beneficial ownership of the shares of Common Stock beneficially owned by Bigger Capital. The filing of this statement shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities.

Regarding Item 5 below, subsequent to December 23, 2024, the Reporting Person sold their entire position in the Issuer and accordingly, the Reporting Person as of January 2, 2025 does not own any securities of the Issuer and will not be amending this Schedule 13G.
Percent of class:
As of the close of business on December 23, 2024, each of Bigger Capital, Bigger GP, and Mr. Bigger may be deemed to beneficially own approximately 9.99% of the outstanding shares of Common Stock.

Pursuant to the terms of the Warrants, the Reporting Persons cannot exercise the Pre-Funded Warrants and the Warrants to the extent the Reporting Persons or affiliates of the Reporting Persons would beneficially own, after any such exercise, more than 9.99% of the outstanding shares of Common Stock (the "Blockers"), and the percentage set forth in Row 11 of the cover page for each Reporting Person as well in this Item 4(b) gives effect to the Blockers.
Sole power to vote or to direct the vote: See Cover Pages Items 5-9.
Shared power to vote or to direct the vote: See Cover Pages Items 5-9.
Sole power to dispose or to direct the disposition: See Cover Pages Items 5-9.
Shared power to dispose or to direct the disposition: See Cover Pages Items 5-9.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit 99.1.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- BIGGER CAPITAL FUND L P: /s/ Michael Bigger, Michael Bigger, Managing Member of Bigger Capital Fund GP, LLC, its general partner (01/02/2025)
- Bigger Capital Fund GP, LLC: /s/ Michael Bigger, Michael Bigger, Managing Member (01/02/2025)
- Bigger Michael: /s/ Michael Bigger, Michael Bigger (01/02/2025)